Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

We consent to the incorporation by reference in Registration Statement No. 333-177681 on Form S-8 of our reports dated February 22, 2012, relating to the consolidated financial statements and financial statement schedule of NBC Universal, Inc. and subsidiaries (predecessor) and NBCUniversal Media, LLC (successor) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to General Electric Company’s transaction with Comcast Corporation on January 28, 2011) appearing in this Annual Report on Form 10-K of NBCUniversal Media, LLC and subsidiaries for the period from January 1, 2011 to January 28, 2011 (predecessor period) and the period from January 29, 2011 to December 31, 2011 (successor period).

/s/ Deloitte & Touche LLP
New York, NY
February 22, 2012